Exhibit 99.2

FEBRUARY 1, 2023

Focusing the Portfolio on Mobile Modular

McGrath to Acquire Vesta Modular and Divest Adler Tank Rentals


McGRATH
5700

Safe Harbor

This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements include: (1) the Vesta acquisition accelerating growth and profitability in the core modular business, including expanding geographic coverage and density, facilitating reach to new customers, and increasing proportion of long-term contracts, (2) anticipated accretion from both transactions in 2024 with ROIC exceeding cost of capital beyond 2024, and run-rate synergies of $8M per year, (3) anticipated $30M of value from Vesta's net operating losses, (4) transaction multiples based on 2022 estimated EBITDA of Vesta and Adler, and (5) McGrath retaining financial flexibility for shareholder return and tuck-in acquisitions. These forward-looking statements also can be identified by terminology such as "anticipates," "believes," "continues," "could," "estimates," "expects," "intends," "may," "plan," "predict," "project," or "will," or the negative of these terms.

These forward-looking statements are not guarantees of future performance and are subject to significant risks and uncertainties that could cause our actual results to differ materially from those projected, including (a) problems arising to forestall the successful integration of the Vesta business, including the potential loss of any key employees of Vesta; (b) incurrence of unexpected costs, including exposure to any unrecorded liabilities or unidentified issues that the Company failed to discover during due diligence or that are not covered by insurance and (c) potential unfavorable accounting treatment and unexpected increases in taxes associated with the transactions. Other important factors that could cause actual results to differ materially from the Company's expectations are disclosed under "Risk Factors" in the Company's Form 10-K for 2021 and other SEC filings.

These forward-looking statements speak only as of the date hereof. Except as otherwise required by law, we are under no duty to update or revise any of the forward-looking statements after the date of this presentation, whether as a result of new information, future events or otherwise.

This presentation is not intended to be a recommendation to buy, sell or hold securities and does not constitute an offer for the sale of, or the solicitation of an offer to buy securities in any jurisdiction. Any such offer will only be made by means of a prospectus or offering memorandum, and in compliance with applicable securities laws.

Focusing the Portfolio on Modular Through Simultaneous Acquisition of Vesta and Divestiture of Adler

Accelerates McGrath's strategic growth priorities by increasing exposure to the modular business

Creates a more competitive and larger scaled modular business with increased geographic coverage and density to serve customers

Improves longer-term financial profile, accelerating growth and profitability in the core modular business

Increases proportion of longer-term rental revenue contracts

Provides opportunities for cost and revenue synergies

Retains conservative balance sheet with financial flexibility for return of capital and tuck-in acquisitions


McGRATH
ADLER
TANK RENTALS
VESTA
MODULAR
Sold to Kinderhook for $265M[1]
Acquired by McGrath for $400M[1]
Kinderhook
INDUSTRIES

[1] Excludes reimbursable CapEx, working capital adjustments and fees

Transaction Overview

Purchase Price of Vesta	- McGrath to purchase Vesta from Kinderhook for $400M - Implied FY2022E EBITDA transaction multiple of 7.7x (including run-rate synergies and present value of NOLs) - Estimated $8M of run-rate EBITDA synergies by 2024 and $30M of value from Net Operating Losses
Sale Price of Adler	- McGrath to sell Adler to Kinderhook for $265M - Implied FY2022E Adjusted EBITDA transaction multiple of 7.1x
Consideration and Financing	- All cash consideration - McGrath expects a net cash outflow of $165M, inclusive of estimated $30M of reimbursable rental equipment capital expenditures - Funded through existing revolving credit facilities
Financial Impact	- Expected to be accretive in 2024 with ROIC exceeding cost of capital beyond 2024 - Sale of Adler will trigger a tax liability on the realized gain, partially offset by the tax benefits expected from Vesta's past net operating losses - Net debt / Adjusted EBITDA at the closing of the transaction of approximately 2.1x
Timing	- Both transactions closed on February 1, 2023

Transaction Significantly Focuses the Portfolio and Scales the Mobile Modular Business



Adler
13%
TRS
21%
Mobile
Modular
66%

(Standalone Revenue by Segment)



TRS
20%
Mobile
Modular
80%
VESTA
MODULAR

(Pro forma Revenue by Segment)

- ✓ Mobile Modular segment's high EBITDA margins, recurring revenue, and favorable demand make it a highly attractive business
- ✓ Mobile Modular's diverse end markets provide stability through economic cycles
- ✓ Enhances Mobile Modular's growth initiatives – Custom Modular Solutions, Site Related Services and Mobile Modular Plus

Note: McGrath's standalone segment mix based on LTM 9/30/22 actuals

Transaction Supports All Aspects of McGrath's Company Priorities

McGrath's Consistently Communicated Company Priorities...		...Are Supported by Today's Announcement
1 **STRATEGIC GROWTH**	▪ Centered on largest business segment - Modulars ▪ Increasing geographic coverage ▪ Expanded solutions offering to customers - Custom Modular Solutions, Site Related Services, Mobile Modular Plus	✓ *Significantly expands Modulars offering*
2 **DISCIPLINED CAPITAL ALLOCATION**	▪ Strong balance sheet and cash flow generation ▪ Organic investments and acquisitions to deploy growth capital	✓ *Deploys growth capital while maintains strong balance sheet; Expects to be accretive with attractive ROIC to support cash generation*
3 **SHAREHOLDER VALUE FOCUS**	▪ Dividend Champion - dividend increases for 31 years ▪ Share repurchases - authorized for strategic capital return	✓ *Accelerates long-term growth and financial profile to enhance return for shareholders*

McGRATH

Vesta Modular Overview

VESTA MODULAR

BUSINESS OVERVIEW

- Vesta is a provider of temporary and permanent modular space solutions, and facilitates modular building processes including design, construction, and installation of projects
- Scope of business includes both modular space leasing and modular construction services
- Vesta has 120+ employees to support its diverse base of 900+ customers in a variety of end markets; core end markets include education, industrial, construction, government, municipalities and retail sectors
- Vesta operates strategically-placed branches in some of the nation's fastest growing markets – Atlanta, Dallas, Elkhart, Houston, Miami, Mobile, Nashville and Riverside
- Founded in 2014 and headquartered in Southfield, MI

$129M
2022E Revenues

$40M
2022E EBITDA

31 %
2022E EBITDA Margin

~6,000
Total Units

~$220M
Original Cost

~ 7 years
Average Fleet Age

Vesta Modular Overview (continued)

Leasing

Rental of Modular Buildings
- Offices
- Classrooms
- Dorms

Value Added Services
- New value added services initiative
- Began in Jan 2022

Delivery and Install Services
- Services related to rentals
- Relocations & Teardowns

Sale of Standard Buildings
- Branch-level sales – standard product
- Industrial, Education, etc.

Custom Solutions

Sale of Custom Buildings
- Sale of complex projects
- Requires Estimators and Project Managers

Turnkey Design and Engineering
- Logistics
- Complete Technical Capabilities
- Site Management








DIVERSITY OF ASSET TYPE AND REVENUE STREAMS


Other
3%
Classroom
48%
Office
49%

Asset by Type


Medical
1%
Other
4%
Government
8%
Education
48%
Commercial
39%

End Markets (On-lease Fleet)

Vesta Geographic Coverage



Vesta operates strategically in some of the nation's fastest growing markets:

- Atlanta, GA
- Elkhart, IN
- Dallas, TX
- Houston, TX
- Miami, FL
- Nashville, TN
- Riverside, CA
- Sacramento, CA

Mobile Modular + Vesta Geographic Coverage



Expands footprint with strategically located assets

13

States with New Geographic Coverage

15

States with Increased Geographic Density

Significant Synergy Opportunities

McGrath anticipates it can achieve run-rate synergies of $8M per year or more once Vesta is fully integrated

REVENUE SYNERGY OPPORTUNITIES

- Improved combined fleet utilization
- Higher market penetration through expanded geographic coverage
- Better penetration of services offering (Mobile Modular Plus & Site Related Services)
- Portable Storage container growth in new markets

COST SYNERGY OPPORTUNITIES

- Real estate & yard consolidation
- SG&A efficiencies in key support functions
- Purchasing savings and best practices
- Project management cost efficiencies for complex projects

Delivering Value for McGrath Shareholders

Accelerates Modular Strategy	Enhanced Scale and Platform for Modular Business	Modest Pro Forma Leverage	Long Term Growth
Achieved sale of non-core tank rental business and accelerates McGrath's strategic focus on Modulars	Enhanced scale, geographic coverage and density of the Modular business	Leverage of 2.1x 2022 estimated Adjusted EBITDA at transaction close	Long term growth opportunities, leveraging Vesta footprint and margin/ROIC enhancement through synergy realization